CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Goldcorp Inc. (the “Corporation”) on Form 40-F for the period ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert R. McEwen, Chairman and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ ROBERT R. MCEWEN

Robert R. McEwen
Chairman and Chief Executive Officer
May 14, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Goldcorp Inc. (the “Corporation”) on Form 40-F for the period ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brad J. Boland, Vice President, Finance of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ BRAD J. BOLAND

Brad J. Boland
Vice President, Finance

May 10, 2004